JOINDER SIGNATURE PAGE
TO INVESTMENT DOCUMENTS OF POWUR, PBC

TERM SHEET/SUMMARY OF THE OFFERING
SUBSCRIPTION AGREEMENT
STOCKHOLDERS AGREEMENT
STATEMENT OF RISK FACTORS

THIS JOINDER Agreement (the "Joinder Agreement") is made by and between Powur, PBC, a Delaware Benefit Corporation (the "Company"), and the shareholder named on the signature page below (the "Investor"), referred to individually as "Party" or collectively as "Parties".

WHEREAS, on the date hereof, Investor has received the Powur, PBC Investor documents listed above (i.e., Term Sheet/Summary of the Offering, Subscription Agreement, Stockholders Agreement, Statement Of Risk Factors), which are incorporated herein by reference, and to which the Investor agrees to be bound thereby.

NOW, THEREFORE, in consideration of the mutual covenants contained within the documents listed above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties to this Joinder Agreement hereby agree as follows:

TERM SHEET, SUMMARY OF THE OFFERING

The undersigned Investor hereby expresses a NON-BINDING interest for an investment in the amounts stated in the following Signature Page.

SUBSCRIPTION AGREEMENT

The undersigned Investor herewith subscribes for the stock as described in the POWUR, PBC SUBSCRIPTION AGREEMENT and agrees to the terms of the POWUR, PBC SUBSCRIPTION AGREEMENT.

If Capital Investment is less than $25,000, investor will receive Class B Common Stock.

If Capital Investment is $25,000 or more, investor will receive Series 4 Preferred Shares.

POWUR, PBC STOCKHOLDER'S AGREEMENT

The undersigned Investor agrees to be bound by the Company Stockholders Agreement dated February 15, 2016 and is executing this Joinder Signature Page as a Counterpart Document pursuant to Section 7.14 of said Stockholders Agreement.

POWUR, PBC STATEMENT OF RISK FACTORS

The undersigned Investor acknowledges receipt of this Statement of Risk Factors related to an investment in the Stock of the Company. The Aforementioned Risks are Acknowledged and Understood:

The parties hereto have executed this Joinder Agreement as of the date set forth in the first paragraph. Signature page to follow.

IN WITNESS WHEREOF, the parties have executed this agreement as of _____ .
[EFFECTIVE DATE]

Number of Shares: _____
[SHARES]

Aggregate Purchase Price: _____
$[AMOUNT]

COMPANY:

Powur, PBC, a Delaware Corporation
_____

Founder Signature
_____

Name: _____
Andy Wilson

Title: _____
CFO

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

By: _____

By: _____
Investor Signature

Name: _____
[INVESTOR NAME]

Title: _____
[INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited